AUSTRAL PACIFIC ENERGY LTD.

Annual Information Form
Fiscal Year Ended 31 December 2005

Dated March 30, 2006

TERMINOLOGY/CONVENTIONS

Austral Pacific Energy Ltd. (the "Company") conducts its operations directly and through subsidiaries. The term "Austral Pacific" as used herein refers, unless the context otherwise requires, to the Company and its consolidated subsidiaries.

Unless otherwise indicated, references herein to “$” or dollars are to United States dollars. Where currency conversions are required the following rates have been used:

As at December 31, 2005:
: US dollars to Canadian dollars:	US$1=CAD$1.1655
: US dollars to New Zealand dollars:	US$1=NZ$1.4678

Average for the year ended December 31, 2005:
: US dollars to Canadian dollars:	US$1=CAD$1.2118
: US dollars to New Zealand dollars:	US$1=NZ$1.4243

ABBREVIATIONS

	Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbs	thousand barrels	Mcf/d	thousand cubic feet per day
MMbs	million barrels	MMcf/d	million cubic feet per day
MMstb	million stock tank barrels	MMBTU	million British Thermal Units
Mstb	1,000 stock tank barrels	Bcf	billion cubic feet
Bpd	barrels per day	GJ	Gigajoule
NGLs	natural gas liquids

Other

AMEX	American Stock Exchange
NZSX	New Zealand Stock Exchange
PEP	Petroleum Exploration Permit, as issued by the New Zealand government
PMP	Petroleum Mining Permit, as issued by the New Zealand government
TD	target depth
TSX-V	TSX Venture Exchange

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units)

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form includes statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this Form addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading “Risk Factors” in this Form.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this Annual Information Form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities (“NI 51-101”). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Company has adopted the standard measure of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CORPORATE STRUCTURE

Incorporation and Organisation

On December 31, 2003 the Company changed its legal name to: “Austral Pacific Energy Ltd.” from “Indo-Pacific Energy Ltd.”

The Company was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time. The Company is now domiciled in the Yukon in Canada, and operates as a corporation under the Business Corporations Act (Yukon). After balance date, the Board of directors of the Company resolved to propose the return of the Company’s incorporation to British Columbia to the annual meeting of shareholders in May 2006.

Its registered office is in care of its Yukon attorneys:

Suite 200 Financial Plaza
204 Lambert Street
Whitehorse, YT
Y1A 3T2
CANADA

Its principal business offices are:

Austral Pacific House
284 Karori Road
Karori, Wellington
NEW ZEALAND
Telephone Number: (644) 476-2717

Its principal business offices will change, from April 14, 2006, to:

Level 3, 40 Johnston Street
Wellington
NEW ZEALAND

Intercorporate Relationships

The Company is the parent company of and conducts all its operations through the following companies:

	Jurisdiction of	Business of Subsidiary	% of Ownership
	Incorporation		& Voting Power
Subsidiary Companies

Source Rock Holdings Limited	New Zealand	Holding company	100%
Austral Pacific Energy (NZ) Limited	New Zealand	Oil and gas exploration and development	100%
Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration and development	100%
Rata Energy Limited	New Zealand	Oil and gas exploration and development	100%
Totara Energy Limited	New Zealand	Non trading company	100%
Kanuka Energy Limited	New Zealand	Oil and gas exploration and development	100%
Odyssey International Pty Limited	Australia	Non trading company	100%

Indo-Pacific Energy Australia Pty Limited	Australia	Non trading company	100%
Trans-Orient Petroleum (Aust) Pty Limited	Australia	Non trading company	100%
ZOCA 96-16 Pty Limited	Australia	Non trading company	100%
Trans-Orient Petroleum (PNG) Limited	Papua New Guinea	Oil and gas exploration and development	100%

Other:
Coral Sea Drilling Limited (1)	Papua New Guinea	Non trading company	35%

(1) During fiscal year 2005, the company changed its name from Rockwell Limited to Coral Sea Drilling Limited.

GENERAL DEVELOPMENT OF THE BUSINESS

Austral Pacific Energy Ltd. and its subsidiaries are actively involved in the exploration for, and development, production and acquisition of, natural gas and petroleum interests in New Zealand and Papua New Guinea. The Company achieved a small amount of gas and condensate production from the Kahili discovery in 2004, however all Kahili reserves were fully de-recognised in 2004, based on an independent report by Sproule International Limited. There has been no further production from the Kahili field since this time. In 2005 the Company recognised proved reserves in respect to the Cheal oil field discovery. As at April 30, 2005, an independent assessment by Sproule International Limited assigned 1.51 million barrels of Proven Developed and Undeveloped Oil Reserves to the Cheal Field. The December 2005 updated Sproule report, following extended production testing, assigned a gross 1.59 million barrels of Proven Developed and Undeveloped reserves to the Cheal field (Company share 0.58 million barrels).

The April 2005 Sproule report also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at December 31, 2005, been flow-tested from Cardiff-2A in a controlled and sustained manner, no reserves have been assigned to Cardiff.

The Company’s portfolio and financial position has changed in several material aspects in 2005:

(a)	On April 18, 2005, the Company listed on the American Stock Exchange (“AMEX”).

(b)

In October, 2005, the Company raised $10 million by the issue of 4 million units in a private placement, each unit consisting of 1 share and a half warrant. Two half warrants (full warrant) are exercisable for one share, at a price US$3.50, at any time after February 13, 2006 but on or before October 13, 2006. The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than US$4.50 during the first year following issue date. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company. No shares have been issued under the warrants as at the date of this report.

(c)

Extended production testing of the Cheal A3X and Cheal A4 wells resulted in production of 31,041 barrels of oil in 2005. Combined with some other minor production, the Company earned $1,779,454 of revenue – an average price of $56.98 per barrel. At the date of this report the Cheal joint venture is considering a field development plan which will deliver sustainable long term production.

(d)

The Cardiff-2A sidetrack well was completed for testing in May, 2005. Three test zones within the Kapuni formation were perforated and hydraulically fractured to improve productivity. Production testing was commenced in January 2006 and by the end of February 2006, an improving trend in well productivity and performance was observed. The intention is to establish and confirm the commercial viability of Cardiff at the earliest possible date.

(e)

Preparations for the drilling of the Douglas-1 exploration well in PPL 235 in Papua New Guinea (Austral Pacific 35% and operator) were advanced. The well is scheduled to be drilled in April 2006, using a purpose-built heli-transportable drilling rig purchased by the joint venture.

Information on previous developments can be found in the Company’s most recent Annual Report to the United States’ Securities and Exchange Commission on Form 20-F for the year ended December 31, 2004, available from the SEDAR website at www.sedar.com

During 2006 the Company anticipates progressing the following programmes:

•	undertaking a 3D seismic survey of the Cheal and Cardiff permit acreage
•	flow testing and subsequent evaluation of the Cardiff-2 well onshore Taranaki
•	development and implementation of an accelerated Field Development Plan for the Cheal and Cardiff discoveries, seeking early cash flow from phased production. The field development plan will include:
• site re-configuration, work-overs and re-completion of existing wells
• progressing options for associated gas sales
• drilling of the first wells from the Cheal B site
•	drilling of Douglas-1 well in Papua New Guinea following which further activity may be justified
•	develop future options in respect to Supplejack-1
•	seismic programmes in permits PEP38256 (onshore Canterbury), PEP 38258 (onshore Canterbury), PEP38736 (onshore Taranaki), PEP 38753 (onshore Taranaki)
•	continuation of an exploration programme in Taranaki and PNG and undertake rigorous studies to mature, and high grade other high impact, drillable prospects in the portfolio.
•	drilling programmes which may include Heaphy-1, Kahili-2, Ratanui-1, Waitoriki-1, Salmon, Whaler and Angus-1 wells.

A number of these programmes have not yet received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company’s strategy to achieve growth is to acquire and invest in oil and gas properties throughout Australasia, with a particular emphasis on New Zealand’s onshore Taranaki Basin. Austral believes that it has developed a highly effective network of influential industry, political and institutional relationships. This enables Austral to gain access to a wide variety of new oil and gas business opportunities and can provide Austral with the competitive capability necessary to generate the future growth potential for the Company.

Austral has acquired a range of exploration interests, however Austral’s exploration strategy is to continue to focus on minimizing financial exposure of the Company to this type of investment, through effective property portfolio management techniques including industry farm outs and judicious acquisitions.

The main tenets of the strategy are:

(a)	identifying and accessing land deals that offer potential for high quality natural gas and oil prospects;

(b)	creating internally generated geological and geophysical hydrocarbon prospects;

(c)	evaluating and considering participation in projects created by industry participants;

(d)	developing and maintaining a portfolio of low to medium risk drilling opportunities;

(e)	pursuing projects with near-term “on stream” characteristics to create immediate cash flow.

Austral’s strategic process involves acquiring properties, consolidating ownership by acquiring additional interests in its properties, and developing its properties through well and facility optimisation, completions and development drilling. Once established in an area, Austral pursues additional development and exploratory drilling in the surrounding area. Management of Austral has industry experience in many international producing areas and has the capability to expand the scope of the Company’s activities as opportunities arise. Austral seeks to select opportunities that will promote value creation within the Company. In reviewing potential property acquisitions, management considers the qualitative aspects of the subject properties including risk profile, technical upside, potential reserve life and asset quality.

Competitive Conditions

The Company actively competes for prospect acquisitions, exploration permits and licences, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Foreign Operations

Austral’s operations and related assets are located in New Zealand and Papua New Guinea. Papua New Guinea, in particular, may be considered to be politically and economically unstable or which could become politically and economically unstable in the future. Such instability is outside the Company’s control. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects.

Business Cycle and Seasonality

The Company’s business is generally not seasonal, and its revenues are generally reliant on international oil prices and local gas prices in New Zealand. Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

Gas is sold under long term contract therefore gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions and laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Employees

As of December 31, 2005, the Company employed eight people full time in its Wellington, New Zealand office, one in New Plymouth, New Zealand and two part-time in Port Moresby, Papua New Guinea. The persons employed in the Wellington office are occupied with technical management and support, company and joint venture accounting, financial reporting, and office management. In addition, another two persons were employed in the 2005 year on a part time basis to assist in technical and administrative support. Branch offices employ accounting and operational supervisory staff.

Principal Properties

The following key activities were carried out during the year ended December 31, 2005:

Five exploration wells were drilled in the onshore Taranaki province during the year. The Supplejack-1 well flowed gas from the Mt Messenger sandstone, but at a sub-economic rate, while a shallower gas pay sand, considered sub-commercial, was left untested. A second well, Supplejack South-1, deviated southwards from the same site, encountered approximately one metre of oil pay in the top of a good quality, seven metre thick, Mt Messenger sand. The deviated well, Supplejack South-1A, subsequently tested the updip potential of this sand. However, logs indicated only gas at the updip location, while a test of the zone produced mainly water. The Company considered a thin, shallower sand to be not worth flow testing. The Supplejack wells are now suspended pending the outcome of Ratanui-1, to be drilled nearby during 2006.

The Kakariki-1 and Oru-1 exploration wells were unsuccessful. Kakariki-1 intersected several zones of thinly bedded sandstones with hydrocarbon shows but these were deemed non-commercial; and Oru-1 had reasonable ‘shows’ but no effective reservoir at target depth. These wells have been plugged and abandoned.

The Company progressed the appraisal and further evaluation of its two discoveries, the Cheal oil field and the Cardiff gas field, during the year. Extended production testing of the Cheal-A3X and Cheal-A4 wells was conducted during the second half of the year. Both wells performed very satisfactorily and established stable production profiles. The wells are not in pressure communication with each other, which might indicate larger resource potential than originally estimated. Cheal-A3X has produced in excess of 37,000 barrels of oil and Cheal-A4 in excess of 57,000 barrels of oil during three to four months of sequential testing. In 2005, the Company sold all of its Cheal oil production –accounting for 99.4% of total production - to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd) which was on-sold into the Australasian market.

The Cardiff-2A sidetrack well was completed for testing in May, 2005. Three test zones within the Kapuni formation were perforated and hydraulically fractured to improve productivity. During testing operations up to November 2005, each of these zones flowed gas on test, together with ‘frac’ fluids. Since all three zones were flowing simultaneously, it was not possible to conduct a reservoir analysis on each zone separately. The middle zone (K1A sands) has flowed increasing amounts of formation water. This has cross-flowed into the lower pressure top zone (McKee sands) and also contributed to sand build-up within casing, which in turn has inhibited the bottom zone (K3E sands) from flowing properly. Following the reporting date, in January 2006, the McKee sands were temporarily isolated from the lower zones, and by the end of February 2006, an improving trend in well productivity and performance was observed in ongoing McKee sand production testing.

Preparations for the drilling of the Douglas-1 exploration well in PPL 235 in Papua New Guinea (Austral Pacific 35% and operator) were advanced throughout the year. The well is scheduled to be drilled in March/April 2006, using a purpose-built heli-transportable drilling rig purchased by the joint venture.

Company Properties:

At December 31, 2005 the company held interests in permits as follows:

New Zealand	%
PMP 38153 *	45.00
PEP 38256 – Exploration *	46.16
PEP 38258 – Exploration*	75.00
PEP 38492 – Exploration *	100.00
PEP 38736 – Exploration *	45.00
PEP38738S - Exploration *	36.50
PEP 38738D – Exploration *	25.10
PEP 38741 – Exploration *	30.00
PEP 38746 – Exploration(1) *	66.67
PEP 38748 – Exploration(1) *	33.33
PEP 38753 – Exploration *	60.00
PEP 38765 – Exploration(2)	36.67
PEP 38766 – Exploration(1)	33.33

Papua New Guinea
PPL 235 – Exploration *	35.00
PRL 4 – Retention(3)	13.41
PRL 5 – Retention	7.50

1.	Due to withdrawals by other parties, the Company increased its percentage interest effective August 2005, subject to final governmental approvals.
2.	Due to withdrawals by other parties, the Company increased its percentage interest effective September 2005, subject to final governmental approvals.
3.

Due to an assignment of interest by one party, and pre-emption of that offer by other joint venture parties, including the Company, the Company’s interest in this license increased effective August 2005. At balance date, the transfer remains subject to finalization of documentation and governmental approval. In March 2006, the Company received notice that the governmental agency required cause to be shown, as to the continuation of this retention licence.

* denotes Operator

In February 2006 the Company finalised an agreement to acquire interests in nine onshore New Zealand permits. The Company already held an interest in seven of the permit areas. The cash outlay is approximately $0.85 million and will be met from existing cash resources. The agreement is subject to regulatory approval with final settlement likely to be in quarter 2, 2006. Following the final settlement the New Zealand permit interests will be as follows:

PMP 38153 *	60.00
PEP 38256 – Exploration *	46.16
PEP 38258 – Exploration*	75.00
PEP 38492 – Exploration *	100.00
PEP 38736 – Exploration *	60.00
PEP38738S - Exploration *	36.50
PEP 38738D – Exploration *	25.10
PEP 38741 – Exploration *	55.00
PEP 38744 – Exploration	25.00
PEP 38745 – Exploration	16.66
PEP 38746 – Exploration *	83.33
PEP 38748 – Exploration *	66.66
PEP 38753 – Exploration *	60.00
PEP 38765 – Exploration	61.67
PEP 38766 – Exploration	66.66

* denotes Operator

Reserves

The Company’s report in the form of:
-	Form 51-101F1, Statement of Reserves Data and Other Oil and Gas Information;
-	Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and;
-	Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure
are incorporated by reference in this Annual Information Form. A copy of the foregoing documents may be obtained upon request from the Company and are also available on the SEDAR web site at www.sedar.com.

DIVIDENDS

The Company does not intend to pay dividends on its common shares in the foreseeable future. The future payment of dividends will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company consider appropriate.

FINANCIAL STATEMENTS

The Company’s audited financial statements for the fiscal year ended December 31, 2005, which were filed electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on March 30, 2006 are incorporated herein by reference and form an integral part of this Annual Information Form. A copy may be obtained from SEDAR website at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis with respect to the audited financial statements for the fiscal year ended December 31, 2005, which was filed on SEDAR on March 30, 2006, is incorporated herein by reference and forms an integral part of this Annual Information Form. A copy may be obtained from the SEDAR website at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

The authorised share capital of Austral consists of an unlimited number of Common Shares. As at the date of this filing, 22,741,453 Common Shares are issued and outstanding and there are potentially 877,334 shares issuable pursuant to vested incentive options.

The Common Shares of Austral are voting shares. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors of Austral and to one vote per share at meetings of shareholders of Austral. On the liquidation, dissolution, or winding up of Austral, all holders of Common Shares shall rank equally on the distribution of all or any part of the property and assets of Austral.

As at December 31, 2005 there were 2 million share warrants outstanding. These are exercisable for one share, at a price US$3.50, at any time after February 13, 2006 but on or before October 13, 2006. The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than US$4.50 during the first year following issue date. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company. No shares have been issued under the warrants as at the date of this report.

MARKET FOR SHARES

The Common Shares (“Common Shares”) of Austral are listed and quoted for trading on the TSX Venture Exchange (“TSX-V”) and the New Zealand Stock Exchange (“NZSX”) under the symbol “APX”, and in the United States on the American Stock Exchange (“AMEX”) under the symbol “AEN”.

The following table sets out the price range and trading volume of the Common Shares in respect to trading on the TSX-V for 2005.

2005	High	Low	Volume

January	3.75	3.25	59,500
February	4.11	3.37	87,100
March	4.53	3.49	119,600
April	4.03	3.50	71,300
May	4.37	3.55	219,900
June	3.94	2.80	249,200
July	4.07	3.30	78,900
August	3.53	2.98	69,800
September	3.40	2.80	29,300
October	3.48	2.16	28,200
November	2.60	2.06	47,700
December	2.14	1.85	77,000

DIRECTORS AND OFFICERS

Directors of the Company

The names, residence and position held of those persons who have served the Company since January 1, 2005, as directors of the Company are as follows:

Name	Present and Principal Occupations (last 5 years)	Positions Held	Period of Service as Director (2)
David Bennett (3) Wellington, New Zealand	Consultant; Company Executive	Director, Chief Executive Officer(1), President (1)	Oct 30, 1996 to Sept 26, 2003; Jun 25, 2004 to present
Ronald Bertuzzi Vancouver, B.C., Canada	Retired Medical Sales Consultant	Director	Oct 2, 1992 to Oct 30, 1996 Mar 31, 1998 to present
Douglas Ellenor Surrey, B.C., Canada	Consultant; Company Executive (5)	Director Member of Audit and Remuneration Committees.	January 1, 2006 to present
Peter Hill London, England	Retired oil industry executive (4)	Director Member of Audit Committee.	January 1, 2006 to present
Garth Johnson Surrey, B.C., Canada	Company Executive	Director	May 28, 2003 to January 31, 2006
David Newman Paraparaumu Beach, New Zealand	Company Director	Chairman of the Board, interim CEO(1), Director Member of Audit and Remuneration Committees.	Sept 26, 2003 to present
Peter Tapper (3) Auckland New Zealand	Retired oil industry executive	Director Chairman of Audit Committee.	Sept 26, 2003 to present
Richard Webber Wellington, New Zealand	Company Executive	Chief Executive Officer (1), President (1) , Director	March 2, 2006 to present

Bernhard Zinkhofer Richmond, B.C., Canada	Lawyer	Director	Mar 27, 2001 to July 8, 2005

(1)	Dr. Bennett resigned as CEO on December 30, 2005; Mr. Newman was appointed as interim CEO from that date, and was replaced upon Mr. Webber’s appointment on February 7, 2006
(2)	The term of office of each Director will expire at the next Annual General Meeting of shareholders.
(3)	Not standing for re-election at the next Annual General Meeting of shareholders.
(4)	Mr Hill is also a Director of Harvest Natural Resources, Inc. based in Houston, Texas.
(5)	Mr Ellenor is also a Director of Orca Petroleum, Inc., based in Calgary, Canada (TSX-V: OPI)

Officers of the Company

The names, residence and position held of the executive officers of the Company as at December 31, 2005 were as follows:

Names and Residences	Present and Principal Occupations (last 5 years)	Position Held in Company
Joseph Johnston Wellington,	Petroleum Engineering Manager – Austral Pacific Energy Ltd.; Previously Oil industry contractor	Petroleum Engineering Manager
New Zealand Bruce McGregor Wellington, New Zealand	Chief Financial Officer – Austral Pacific Energy Ltd.; Previously: Financial Consultant; Finance Manager – Shell (Petroleum Mining) Company Ltd	Chief Financial Officer
Carey Mills Wellington, New Zealand	Exploration Manager – Austral Pacific Energy Ltd.; Previously oil industry contractor	Exploration Manager
Jeanette Watson Wellington, New Zealand	Lawyer	Corporate Secretary

The following executive officers resigned from the Company in the year ended December 31, 2005:

Names and Residences	Position Held in Company and resignation date
Jennifer Lean Wellington New Zealand	Commercial Manager. Resigned effective January 29, 2005
Nigel Robinson Wellington, New Zealand	Chief Financial Officer. Resigned effective April 30, 2005
Terence Russell Wellington, New Zealand	Exploration Manager. Resigned effective October 4, 2005

As at March 30, 2006, the Directors, Officers and Senior Management of Austral, as a group, beneficially own, directly or indirectly, 309,810 Common Shares of Austral, or approximately 1.36% of the 22,741,453 issued and outstanding Common Shares.

Additional information concerning the role and composition of the audit committee and external auditor fees can be found in the Company’s most recent Information Circular dated March 3, 2006, Corporate Governance Statement contained in the Company’s most recent Annual Report for the year ended December 31, 2005 circulated for the May 2005 annual general meeting, and the Company’s most recent Annual Report to the United States’ Securities and Exchange Commission on Form 20-F for the year ended December 31, 2004 (to be updated by the Form 20-F for the year ended December 31, 2005). Copies of all such documents are available from the SEDAR website at www.sedar.com.

Corporate Cease Trade Orders or Bankruptcies

No Director or Officer of the Company, or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company is, or within the 10 years before the date of this Annual Information Form, has been, a director of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of a cease trade order, or similar order that denied the other issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the Directors, Officers or insiders of the Company have been subject to any penalties or sanctions under securities legislation.

Personal Bankruptcies

None of the Directors, Officers or insiders of the Company have in the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Circumstances may arise where officers, or members of the Board of Directors of Austral are Directors or Officers of companies which are in competition to the interests of Austral. No assurances can be given that opportunities identified by such persons will be provided to Austral. Pursuant to the Business Corporations Act (Yukon), Directors who have an interest in a proposed transaction upon which the Board of Directors is voting are required to disclose their interests and refrain from voting on the transaction. The Company maintains confidentiality obligations over all officers, employees and consultants.

PROMOTERS

The Company does not have any promoters.

RISK FACTORS

The following risk factors should be considered. The order of seriousness and likelihood of occurrence is a subjective assessment and the order in which they are presented should only be considered representative.

Exploration, Development and Production Risks

An investment in the securities of the Company is speculative due to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development.

The Company’s principal long term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves. The Company seeks additional reserves and production growth through carefully considered acquisitions of additional oil and gas properties. The Company plans to expand as, and when, available cash flow and meritorious opportunities permit. Its long term goal is to maximise capital appreciation of the Company's securities to reflect the true value of its existing assets and potential resources not yet discovered.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and company strategy. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. The Company focuses its efforts mainly in the Taranaki region of New Zealand, where sizable tracts of acreage can be accumulated, there is a positive history of oil exploration success and although the acreage is relatively under explored, geological conditions are favorable for hydrocarbon accumulation. This is the area where its manpower, expertise and technical resources are already principally deployed.

The Company’s future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on the Company’s success in exploiting its current reserve base and acquiring or discovering additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are exploited. A future increase in the Company’s reserves will depend not only on the Company’s ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas.

No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

Operating Hazards and Environmental Liabilities

Drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills, premature decline of reservoirs and the invasion of water into producing formations, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Environmental legislation provides for, amongst other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Oil and Natural Gas Market

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes.

The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the proximity and capacity of natural gas pipelines and the effect of regional or national regulations.

Both oil and natural gas prices are unstable and are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes produced by the Company. Any material decline in prices could result in a reduction of the Company’s net production revenue. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company’s net production revenue causing a reduction in its oil and gas acquisition and development activities. Whilst the Company currently does not do so, in order to partially hedge the effect of fluctuating oil and natural gas prices, the Company may in the future enter into oil and/or natural gas price swaps that fix the price that the Company will receive on a portion of its production for a specified period of time.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. The Company seeks to minimize and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through joint venturing of projects, debt financing or equity financing.

There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Company is unable to fund the obligations by share issues or farmout agreements or to renegotiate them, the Company may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests.

The Company faces competition from other oil companies for oil and gas properties and investor dollars. The Company seeks to minimize these effects by focusing on the market niches of exploration and early development stage properties where its technical competence and experience give it a credible advantage.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

Competition

The international petroleum industry is competitive in all its phases. The Company competes with numerous other participants in the search for oil and gas, the acquisition of oil and gas properties, the marketing of oil and natural gas and in obtaining skilled industry personnel. The Company’s competitors include oil and gas companies which have greater financial resources, staff and facilities than the Company.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reliance on Operators and Key Employees

To the extent the Company is not the operator of its oil and gas properties, the Company depends on such operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting. In addition, the success of the Company will be largely dependent upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company explorationists, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

The Company does not currently maintain key person insurance on its CEO or any other employee, and therefore there is a risk that the death of any senior officer could have an adverse effect on the Company.

Uncertainty of Reserves Figures

Estimates of production expenditures, revenues and reserves will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

No Assurance of Earnings

The Company currently has one oil and gas property in the pre-production stage. The Company has a limited history of earnings and there is no assurance that the business of the Company will continue to be profitable. The Company cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Risks Relating to Papua New Guinea

Some of the Company’s oil and gas interests are located in Papua New Guinea, a developing country which has historically experienced minor periods of civil unrest and political and economic instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors, and the policies of other countries in respect of Papua New Guinea. Exploration or development activities in Papua New Guinea and elsewhere may require protracted negotiations with local and national governments, companies and third parties and may be subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects. Any changes in regulations or shifts in political condition are beyond the control of the Company and may adversely affect its business.

Infrastructure development in Papua New Guinea is limited. In addition, the Company’s properties are located in remote areas, which may prove difficult to access. These factors may affect the Company’s ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in Papua New Guinea will not have a material adverse effect on Papua New Guinea and in turn on the Company’s financial condition or operations.

Currency Fluctuations and Foreign Exchange

The practice of the Company is to raise its equity in United States dollars however when the Company listed on the New Zealand stock exchange equity was raised in New Zealand dollars. The Company maintains its accounts in United States and New Zealand dollars. The Company’s current property acquisition and exploration commitments are denominated in United States and New Zealand dollars and, to a much lesser extent, in currencies of other countries. Papua New Guinea, in which the Company operates, may impose foreign exchange restrictions that may materially affect the Company’s financial position and results of operations in that country.

The Company does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Company currently has no specific policies relating to this, but manages this risk to some degree by shifting a portion of its excess cash from one currency to another in a timely fashion.

Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations governing oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters.

The Company’s operations require licences, permits and renewals of these from various governmental authorities. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that the Company is complying in all material respects with the terms of such licences and permits. However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable, in all circumstances, or the Company may elect, in certain circumstances, not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labour unions. Any strike activity or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Title Matters

The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to acquire or to participate in and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorisations and that such exploration and development authorisations will not be challenged.

In all cases, the terms and conditions of the permit or licence granting the right to the Company to explore for, and develop, hydrocarbons prescribe a work programme and the date or dates by which such work programme must be done. Varying circumstances, including the financial resources available to the Company and reliance on third party operators of permits and licences may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that the applicable authority will agree to the renegotiation offer.

The Company is not a majority interest owner in most of its properties and does not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

The Company participates in its permits or licences with other industry participants, some of whom have access to greater or less resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. If a participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This may delay the Company’s desired exploration or development programme and/or lead to the Company and other participants assuming all or some of that entity’s interest, and therefore meeting a pro rata share of its required contributions, as well as receiving a pro rata share of any production.

General claims of native peoples in New Zealand and Papua New Guinea may adversely affect the rights or operations of the Company, although the Company has not received any notice of any direct challenge to any of the Company’s titles or tenures.

Non-Canadian Assets and Management

The Company is incorporated under the laws of the Yukon Territory, Canada, but the majority of the Company’s directors and officers are residents of countries other than the Canada. Substantially all of the assets of the Company are located outside North America. Consequently, it may be difficult for Canadian investors to enforce in Canada judgments of Canadian courts against assets of the company.

Furthermore, it may be difficult for investors to enforce judgments of the Canadian courts based on civil liability the Company’s non- Canadian resident officers or directors.

Inadequacy of Public Market

There can be no assurance that a stable market for the Company’s common shares will be maintained. If the Company fails to remain current in its filings with the SEC, Canadian and New Zealand regulatory authorities, the Company may lose its AMEX quotation as well as its Canadian and New Zealand listings and the Company’s shareholders may not be able to resell their shares in the public market within the United States, as well as the overseas markets.

Dilution, Change of Control

The Company’s Articles of Continuance authorise the issuance of an unlimited number of shares of common stock. The Company’s Board of Directors has the power to issue any further shares without stockholder approval, but subject to compliance with the policies of the TSX-V and AMEX. The Company’s Board of Directors may issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Company. TSX-V policies do require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person.

Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with, or from, or interests sold to, Trans-Orient Petroleum Ltd. and TAG Oil Ltd., which have common or connected management, and certain common principal shareholders. In addition, the Company owns shares in Rift Oil PLC (approximately 0.5% of issued share capital) to whom it has transferred an interest in a Papua New Guinea exploration licence under a farm-out arrangement. The Chief Executive Officer of Rift Oil PLC is the spouse of the Company’s former Chief Executive Officer.

Certain of the directors of the Company are or were directors and/or officers of these other corporations, or of other corporations engaged in the petroleum exploration and development industry.

It is possible that conflicts of interest may arise between their duties as director and/or officer of the related companies, and as director or officer of the Company. The percentage participation of the Company and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the Board.

Under the Company’s By-laws and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution given such approval.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company of Canada, at its principal offices in Vancouver, B.C. and Toronto, Ontario, and Computershare Investor Services Limited in Auckland, New Zealand are the registrars and transfer agents for the Common Shares.

MATERIAL CONTRACTS

The following contracts, other than contracts entered into in the ordinary course of the Company’s business, are material to the Company and were entered into in the 2005 fiscal year or in a previous year but is still in effect:

AMEX listing agreement	Apr, 2005	AMEX Austral	Provides for the terms of the listing of the Company’s securities on the AMEX
Form of Stock Option Agreement for all vesting options granted to named directors and officers	Oct 2002	various employees, directors, and consultants Austral	Provides for the terms of stock option grants for grants made before adoption of the 2004 Stock Option Plan
Gas pre-payment Agreement	Apr, 2003	NGC Energy Austral	NGC paid the Company NZ$2 million for the right of first negotiation in respect to onshore NZ gas discoveries.
Stock Option Plan	June 2004	various	The Stock Option Plan and grants thereunder pursuant to which 852,500 shares were reserved for issuance at yearend
Unit Subscription Agreement between the Company and investors to the Company	Oct 2005	Various Austral	See para (b) under “General Development of the Business”
Settlement Agreement	Dec 2005	DJ Bennett Austral	Records termination payment and option variations upon resignation of CEO
Variation of Settlement Agreement	Feb 2006	DJ Bennett Austral	Varies option variations by cancelling all previous options and granting 750,000 vested 2-year options

INTERESTS OF EXPERTS

Those persons who are named as having prepared or certified a statement, report or valuation described or included in a filing or referred to in a filing made under National Instrument 51-102 by the Company during or relating to its December 31, 2005 year, and whose profession or business gives authority to the statement report or valuation made by the person or the Company are:

- Sproule International Limited, as to independent reports made on the Company’s reserves

- KPMG LLP, the Company’s auditors

To the best of the Company’s knowledge, none of these persons holds any interest in the securities of the Company.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s audited financial statements and the Company’s Management’s Discussion and Analysis for the fiscal year ended 31 December 2005.

Additional information including Directors’ and Officers’ remuneration and indebtedness, principal holders of the Company’s securities, options authorised for issuance under equity compensation plan and interests of insiders in material transactions is contained in the Company’s most recent Information Circular dated March 3, 2006, filed on SEDAR. A copy of the Information Circular may be obtained from the SEDAR website at www.sedar.com.

The Company will provide to any company or person, upon request to the Secretary of the Company at its offices, a copy of the most recent Annual Information Form, Annual Report, Information Circular, financial statements including auditors’ report, provided that the Company may make a reasonable charge for copying and mailing if the request is made by a company or person who is not a security holder of the Company. Such information is also available from the SEDAR website, as above, and from the Company’s website at www.austral-pacific.com